                                                                    EXHIBIT 99.1


                                 HOLLINGER INC.

                      HOLLINGER 2000 THIRD QUARTER RESULTS

                  TORONTO, November 27, 2000 -- Hollinger Inc., (TSE: HLG.C) today announced its consolidated financial results for the nine months ended September 30, 2000 with comparison to the nine months ended September 30, 1999.


                                                                                            PER RETRACTABLE COMMON SHARE
                              THREE MONTHS ENDED        NINE MONTHS ENDED         THREE MONTHS ENDED        NINE MONTHS ENDED
                                 SEPTEMBER 30              SEPTEMBER 30              SEPTEMBER 30              SEPTEMBER 30
                              2000          1999        2000          1999        2000          1999        2000          1999
                              ----          ----        ----          ----        ----          ----        ----          ----
                                 (MILLIONS OF CDN. DOLLARS)                                      (CDN. DOLLARS)

Total revenue                781.1         757.3     2,456.6       2,393.2         n/a           n/a         n/a           n/a
EBITDA                       126.5          95.0       447.9         394.4         n/a           n/a         n/a           n/a
Net earnings (loss)           (9.3)         (3.9)        3.4         152.2      $(0.25)       $(0.11)      $0.09         $4.45

Net earnings (loss)
before the effects of
unusual items                (11.1)     (21.1)         (10.0)        (22.0)     $(0.30)       $(0.57)     $(0.27)       $(0.64)

                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000'S)

                                                     THREE MONTHS ENDED SEPTEMBER 30         NINE MONTHS ENDED SEPTEMBER 30
                                                        2000                 1999                2000               1999
                                                        ----                 ----                ----               ----
Revenue
    Sales                                            $ 777,868            $ 754,443          $2,448,203        $2,377,435
    Investment and other income                          3,224                2,850               8,390            15,786
                                                     ---------            ---------          ----------        ----------
                                                     $ 781,092              757,293           2,456,593         2,393,221
                                                     ---------            ---------          ----------        ----------
Expenses
    Cost of sales and expenses                         651,378              659,465           2,000,262         1,983,066
    Depreciation and amortization                       54,726               56,758             166,805           172,006
    Interest expense                                    76,406               59,465             212,252           184,350
                                                     ---------            ---------          ----------        ----------
                                                       782,510              775,688           2,379,319         2,339,422
                                                     ---------            ---------          ----------        ----------

Net earnings in equity accounted companies                 593                  152               1,814             1,057

Net foreign currency (losses) gains                       (777)                (888)                475             2,984
                                                     ---------            ---------          ----------        ----------

Earnings (loss) before the undernoted                   (1,602)             (19,131)             79,563            57,840
    Unusual items                                       15,014               27,105              55,111           474,601
    Income taxes                                       (12,890)              (7,285)            (68,526)         (214,549)
    Minority interest                                   (9,866)              (4,586)            (62,770)         (165,714)
                                                     ---------            ---------          ----------        ----------
Net earnings (loss)                                  $  (9,344)           $  (3,897)          $   3,378        $  152,178
                                                     =========            =========          ==========        ==========
Net earnings (loss) per retractable common share     $   (0.25)           $   (0.11)          $    0.09        $     4.45
                                                     =========            =========          ==========        ==========

THIRD QUARTER RESULTS

The loss before unusual items, income taxes and minority interest was $1.6 million for the three months ended September 30, 2000 compared to $19.1 million for 1999. The net loss for the three months ended September 30, 2000 amounted to $9.3 million or a loss of $0.25 per share compared with a net loss of $3.9 million or a loss of $0.11 per share in 1999. Excluding the net effect of unusual items, a net loss of $11.1 million or a loss of $0.30 per share was incurred in the third quarter of 2000 compared with a net loss of $21.1 million or a loss of $0.57 per share in 1999.

Reported earnings for the quarter compared to last year have been affected by several major items.

      The National Post EBITDA loss for the third quarter of 2000 was $13.7 million, a $7.2 million improvement over the EBITDA loss of $20.9 million in the third quarter of 1999, reflecting a 30.4% increase in revenue year-over-year.

      Unusual items in the third quarter 2000 include gains on sales of community newspapers by Hollinger International Inc., additional start-up costs related to the new printing facility in Chicago, and severance costs in Canada. Unusual items in the third quarter of 1999 consisted primarily of a gain on sales of community newspapers by Hollinger International Inc. and an accounting gain on the issue of limited partnership units.

      Interest expense for the quarter rose over 1999 as a result of higher interest rates and increased debt levels, due in part to the purchase by Hollinger International of its own shares for cancellation, and the redemption in July of the HCPH Special Shares, and the impact of expensing rather than capitalizing interest costs related to the new Chicago plant.

      Third quarter revenue from Internet operations grew from $2.4 million in 1999 to $5.9 million in 2000 and Internet related EBITDA losses grew from $4.0 million to $12.6 million over the same time frame, reflecting the expanding success of these operations.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

More detailed information about the operations of Hollinger International Inc. and its subsidiaries may be found in the press release dated November 8, 2000.


For more information, please call:

J.A. Boultbee
Executive Vice-President
and CFO
Hollinger Inc.

(416) 363-8721

                                       5